Nuveen Commodities Asset Management, LLC

333 West Wacker Drive

Chicago, IL 60606

Phone: 877-827-5920

www.nuveen.com

October 23, 2012

HAND DELIVERY AND EDGAR

Michael McTiernan

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Long/Short Commodity Total Return Fund

Registration Statement on Form S-1

File No. 333-174764

Dear Mr. McTiernan:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Long/Short Commodity Total Return Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on October 25, 2012 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

On behalf of the Fund, we hereby make the following representations:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NUVEEN LONG/SHORT COMMODITY TOTAL RETURN FUND

By:	NUVEEN COMMODITIES ASSET MANAGEMENT, LLC, its manager

By:	/s/ KEVIN J. MCCARTHY
Kevin J. McCarthy
Assistant Secretary and Vice President

Global Markets & Investment Banking One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

October 23, 2012

Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Long/Short Commodity Total Return Fund

Registration Statement on Form S-1

File No. 333-174764

Dear Mr. McTiernan:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “1933 Act”), as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form S-1, as filed on September 27, 2012 and the Preliminary Prospectus dated September 27, 2012 , began on September 27, 2012 and is expected to conclude at approximately 5:00 PM, Eastern Time, on October 25, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 83,700 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the 1933 Act, as amended, the undersigned, on behalf of the underwriters of the offering of shares of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 AM, Eastern Time, on October 25, 2010 or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

On behalf of the Several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ RICHARD A. DIAZ
Name: Richard A. Diaz
Title: Vice President